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MAINSTEM FOR ALL

Welcoming 1000+ new equity investors

Calling all Mainstem Malt supporters,

As of this morning at 6am Pacific Time, our first equity crowdfund campaign is now LIVE on Wefunder!

Mainstem For All is a crowdsourced approach to raise a new wave of growth capital for Mainstem Malt, from hundreds-if-not-thousands of investors of all kinds.

Beyond raising money to help launch the Mainstem brand to its true potential, the campaign serves as a key part of our strategy to increase our diversity of ownership, and to build a stronger company through

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This is Mainstem For All.

(A golden opportunity to put your money where your malt is)

LEARN MORE & JOIN US



A big old THANK YOU to those who've already pledged to invest. We're thrilled to have you on board.

- PHIL & ALYSSA & TEAM









more efficiently. We think it's exciting.

For us and you, the prospective investor, it means that Wefunder manages any of your monetary enthusiasm in our company as pledges to invest after Form C is filed. It also means our 2019+2020 independently reviewed financials (completed) are not yet posted to a "Details" section of our campaign page. We expect our Form C to be filed within 1-2 weeks of our launch on April 15, 2021. And if you just can't wait that long to see the financials, get in touch and we'll share them with you directly.

During this testing of waters: (1) No money or other consideration is being solicited; (2) if sent, it will not be accepted; (3) no offer to buy securities will be accepted; (4) no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform; (5) any indication of interest involves no obligation or commitment of any kind; (6) we greatly appreciate any interest in, kind words about, and sharing of our work.

Mainstem For All

1106 Dell Ave.
Walla Walla, WA 99362